April 19, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:                                         Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

Re:                             UTStarcom, Inc.

Annual Report on Form 10-K for year ended December 31, 2010

Filed March 16, 2011

File No.  000-29661

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 8, 2011 (the “Staff Letter”) relating to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by UTStarcom, Inc., a Delaware corporation (the “Company”), on March 16, 2011 (File No. 000-29661) (the “Form 10-K”).

The Company is concurrently filing an amendment to the Form 10-K (the “Form 10-K/A”) for review by the Staff.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Acquisition, page 54

1.                                      We note that the Stage Smart acquisition will “enable [you] to launch an internet TV platform to generate revenue through subscription, advertising and value-added service.”  Please provide additional information about the nature of the Stage Smart’s business and the products and/or services you expect to be able to offer through this business.

In response to the Staff’s comment, the Company has revised the sections entitled “Business—Our Strategy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Acquisition” as reflected on pages 1 and 3 and page 5 of the Form 10-K/A, respectively.

Item 9A — Controls and Procedures, page 155

Management’s Annual Report on Internal Control over Financial Reporting, page 155

2.                                      We note that one of your material weaknesses resulted in a control deficiency that “did not prevent inappropriate material banking transactions.” Please provide additional information about the nature of these transactions and specifically discuss the risks associated with such transactions in the related risk factor on pages 32 and 33.

In response to the Staff’s comment, the Company has revised the sections entitled “Item 9A—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” and “Risk Factors Affecting Future Operating Results—Risks Related to Our Business—Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.” as reflected on pages 6 and 4 of the Form 10-K/A, respectively.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2009, page 157

3.                                      Clarify that you did not remediate all material weaknesses reported in 2009 since the weakness related to controls over the period-end financial reporting process has persisted in 2010.  Discuss your remediation efforts in this regard and explain why there were unsuccessful.

In response to the Staff’s comment, the Company has revised the section entitled “Item 9A—Controls and Procedures—Remediation Initiatives Implemented by Management” as reflected on pages 6 and 7 of the Form 10-K/A.

*  *  *  *

Other Matters

The Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (b) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (c) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me by telephone at +86 (10) 8520-5151 or by fax at +86 (10) 8520-5599.  Please also feel free to contact our legal counsel, Carmen Chang or Scott Anthony at (650) 493-9300 or by fax at (650) 493-6811.  Thank you for your assistance.

Respectfully submitted,

UTSTARCOM, INC.
/s/ Edmond Cheng

Edmond Cheng, Chief Financial Officer

Enclosures

cc:                                 Jack Lu, President and Chief Executive Officer, UTStarcom, Inc. (without enclosures)

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)